True Blue Bakery LLC

Profit and Loss
January - December 2022

	TOTAL
Income	
Employee Tip Income - Non Taxable	210.00
Sales	280,178.85
Sales - NonTaxable	3,317.47
Sales via DoorDash	7,346.16
Total Income	**$291,052.48**
Cost of Goods Sold	
Cost of Goods Sold	69,556.22
Job Supplies	14,265.78
Shipping	90.24
Total Cost of Goods Sold	**$83,912.24**
GROSS PROFIT	**$207,140.24**
Expenses	
Advertising & Marketing	8,653.66
Bank Charges & Fees	310.88
Business Licenses & Permits	150.00
Car & Truck	1,812.07
Dues & Subs	52.96
Gifts	114.46
Insurance	3,214.13
Interest Paid	6,277.26
Internet	2,102.86
Legal & Professional Services	2,725.00
Meals & Entertainment	423.76
Merchant Account Fees	12,208.87
Office Supplies & Software	5,186.80
Payroll	110,326.27
Payroll Service Fees	1,396.92
Payroll Taxes	10,910.38
Penalties	114.60
Rent & Lease	22,270.87
Repairs & Maintenance	8,857.03
Service Fees	1,695.55
Small Equipment	368.68
Taxes & Licenses	1,651.88
Uniforms	122.12
Utilities	8,502.48
Work Clothes	2,527.92
Workers Comp	503.06
Total Expenses	**$212,480.47**
NET OPERATING INCOME	**$ -5,340.23**

True Blue Bakery LLC

Profit and Loss
January - December 2022

	TOTAL
Other Income	
Other Income	142.37
Total Other Income	**$142.37**
NET OTHER INCOME	**$142.37**
NET INCOME	**$ -5,197.86**

True Blue Bakery LLC

Balance Sheet
As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1st Colonial Checking x0011	4,606.73
American Heritage Checking (S01)	-1,923.88
Register Change	286.00
Total Bank Accounts	**$2,968.85**
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Uncategorized Asset	0.00
Undeposited Funds	1,035.63
Total Other Current Assets	**$1,035.63**
Total Current Assets	**$4,004.48**
Fixed Assets	
Accumulated Depreciation	-16,874.00
Equipment	84,312.73
Dough Sheeter	2,300.00
Original cost	3,219.25
Total Dough Sheeter	**5,519.25**
Fridge 10-2020	
Machinery & Equipment	1,195.00
Total Fridge 10-2020	**1,195.00**
Mixer	
Original cost	1,395.00
Total Mixer	**1,395.00**
Refrigerated Display	
Original cost	795.00
Total Refrigerated Display	**795.00**
Total Equipment	**93,216.98**
Total Fixed Assets	**$76,342.98**
TOTAL ASSETS	**$80,347.46**

True Blue Bakery LLC

Balance Sheet
As of December 31, 2022

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
PA Sales Tax Payable	-3.76
Payroll Liabilities	529.02
Sales Tax Payable	2,537.67
Square Tips	329.81
Tips payable	997.28
Total Other Current Liabilities	**$4,390.02**
Total Current Liabilities	**$4,390.02**
Long-Term Liabilities	
1St Colonial Bank Loan x8085	112,312.81
1st Colonial SBA Loan	0.00
Due to Shareholder	0.00
N/P Intuit Financing	116.60
Total Long-Term Liabilities	**$112,429.41**
Total Liabilities	**$116,819.43**
Equity	
Owners Contribution	48,130.64
Owners Distribution	-39,050.86
Retained Earnings	-40,353.89
Net Income	-5,197.86
Total Equity	**$ -36,471.97**
TOTAL LIABILITIES AND EQUITY	**$80,347.46**

True Blue Bakery LLC

Statement of Cash Flows
January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-5,197.86
Adjustments to reconcile Net Income to Net Cash provided by operations:	
PA Sales Tax Payable	-3.76
Payroll Liabilities	529.02
Sales Tax Payable	2,079.26
Tips payable	997.28
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**3,601.80**
Net cash provided by operating activities	**$ -1,596.06**
INVESTING ACTIVITIES	
Equipment	-3,135.40
Equipment:Dough Sheeter	-2,300.00
Net cash provided by investing activities	**$ -5,435.40**
FINANCING ACTIVITIES	
1St Colonial Bank Loan x8085	48,312.81
N/P Intuit Financing	-3,293.41
Owners Contribution	5,662.97
Owners Distribution	-39,817.17
Net cash provided by financing activities	**$10,865.20**
NET CASH INCREASE FOR PERIOD	**$3,833.74**
Cash at beginning of period	170.74
CASH AT END OF PERIOD	**$4,004.48**